NEWS RELEASE

PERPETUAL ENERGY INC. CONFIRMS SEPTEMBER 2011 DIVIDEND

Calgary, AB – September 19, 2011 - (TSX:PMT) – Perpetual Energy Inc. (“Perpetual” or the “Corporation”) announces that its dividend to be paid on October 17, 2011 in respect of income received by Perpetual for the month of September 2011, for shareholders of record on September 30, 2011, will be $0.015 per share. The ex-dividend date is September 28, 2011. The September 2011 dividend brings cumulative dividends (including distributions paid since the inception of Perpetual’s predecessor, Paramount Energy Trust) to $14.519 per share. Perpetual reviews dividends on a monthly basis. Future dividends are subject to change as dictated by commodity price markets, operations, capital considerations and future business development opportunities.

Forward Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations above may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, statements regarding future dividends. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in the Corporation’s MD&A for the year ended December 31, 2010 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Perpetual is a natural gas-focused Canadian Corporation. Perpetual’s shares and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT” and “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”, respectively. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Perpetual Energy Inc. Suite 3200, 605 – 5 Avenue SW Calgary, Alberta, Canada T2P 3H5 Telephone: 403 269-4400 Fax: 403 269-4444 Email: info@perpetualenergyinc.com
Sue Riddell Rose President and Chief Executive Officer Cam Sebastian Vice President, Finance and Chief Financial Officer Claire Rosehill Investor Relations